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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                          LEUCADIA NATIONAL CORPORATION
                                (Name of Issuer)


 COMMON SHARES, $1 PAR VALUE                                    527288 5 10 4
(Title of class of securities)                                 (CUSIP number)


                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  MAY 16, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                              (Page 1 of 29 pages)

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NY2:\908949\03\JHCL03!.DOC\76830.0146

----------------------------------------------------------------------------------                --------------------------------
CUSP No.  527288 5 10 4                                                                 13D
----------------------------------------------------------------------------------                --------------------------------
---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Ian M. Cumming
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [ ]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   10,025,290*
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 266,712*
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              10,025,290*
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            266,712

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   10,292,002*

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]
                       See Item 5.
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   18.5%*

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -----------------------------------------------





---------------

* Includes 400,000 shares issuable on exercise of currently exercisable Common
Stock Purchase Warrants.


                                       2

----------------------------------------------------------------------------------                --------------------------------
CUSIP No.  527288 5 10 4                                                                13D
----------------------------------------------------------------------------------                --------------------------------

---------------------- ----------------------------------------------------------- -----------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Joseph S. Steinberg
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -----------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [X]
                                                                                                                          (b) [ ]
---------------------- -----------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ---------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- -----------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [ ]
---------------------- ----------------------------------------------------------- -----------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       United States

----------------------------------- -------- ---------------------------------------------------- --------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   9,447,089*
              SHARES
                                    -------- ---------------------------------------------------- --------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 46,400
             OWNED BY
                                    -------- ---------------------------------------------------- --------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              9,447,089*
            REPORTING
                                    -------- ---------------------------------------------------- --------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            46,400

---------------------- -------------------------------------------------------------------------- --------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   9,493,489*

---------------------- -----------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [X]
                       See Item 5.
---------------------- -----------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.0%*

---------------------- ----------------------------------------------------------- -----------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   IN

---------------------- ----------------------------------------------------------- -----------------------------------------------




---------------

* Includes 400,000 shares issuable on exercise of currently exercisable Common Stock Purchase Warrants.

                     Item 1. Security and Issuer.

                     This Statement constitutes Amendment No. 7 to the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the "Common Shares"), of Leucadia National Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the
Schedule 13D.

                     Item 5. Interest in Securities of the Issuer.

                     (a)-(b) As of May 16, 2000, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

                     Ian M. Cumming is the beneficial owner of 10,025,290 Common Shares (including 400,000 Common Shares issuable upon the exercise of warrants described in Item 6 of this Amendment No. 7 (the "Warrants")). The 10,025,290 Common Shares represent approximately 18.0% of the 55,296,728 Common Shares outstanding as of May 16, 2000, together with 400,000 additional Common Shares issuable upon exercise of the Warrants which are deemed to be outstanding with respect to Mr. Cumming. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 266,712 Common Shares (.5%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee) (the "Trusts"). The foregoing does not include an aggregate of 92,509 Common Shares (.2%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

                     Joseph S. Steinberg is the beneficial owner of 9,447,089 Common Shares (including 400,000 Common Shares issuable upon the exercise of the Warrants). The 9,447,089 Common Shares represent approximately 17.0% of the 55,296,728 Common Shares outstanding as of May 16, 2000, together with 400,000 additional Common Shares issuable upon exercise of the Warrants which are deemed to be outstanding with respect to Mr. Steinberg. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 46,400 Common Shares (less than .1%) beneficially owned by his wife and minor daughter. The foregoing does not include an aggregate of 30,058 Common Shares (less than .1%) beneficially owned by a private charitable foundation, as to which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg also disclaims beneficial ownership as to an aggregate of an additional 1,107,646 Common Shares (approximately 2.0%) beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, of which Mr. Steinberg's brother is trustee.

                     Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

                     Except as discussed above, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                     (c) The information contained in Item 6 of this Amendment No. 7 is incorporated herein by reference.


                     Item 6. Contracts, Arrangements, Understandings or
                             Relationships with Respect to Securities of the Issuer.

                     On May 16, 2000, the Company issued Warrants to purchase 400,000 Common Shares to each of Ian M. Cumming and Joseph S. Steinberg, (each, an "Executive") at a purchase price of $23.95 per share, 105% of the closing market price of a Common Share on the New York Stock Exchange, Inc. on May 16, 2000, the date of grant. The Warrants were issued pursuant to the Company's shareholder approved 1999 Senior Executive Warrant Plan. The Warrants are transferable and are exercisable in whole or in part through May 15, 2005. In the event that, prior to May 16, 2002, the Executive voluntarily terminates employment or the Executive is terminated "for cause" as defined in the Warrant (a "Termination"), the Executive will pay a penalty fee based upon the difference between the per share Warrant exercise price and the closing market price of a Common Share on the date immediately prior to the date of Termination, as more fully described in the form of Warrant which is filed as an Exhibit to this Amendment No. 7.

                     No penalty fee will be payable by the Executive if there is a Termination on or following May 16, 2002 or if, prior to such Termination, the Board of Directors or the Option Committee of the Board of Directors accelerates vesting of all outstanding stock options under any stock option plan of the Company pursuant to the terms of any such plan.

                     The number of Common Shares that may be purchased pursuant to the Warrants is subject to adjustment to reflect stock splits, combinations of shares, recapitalizations, stock dividends, and subscriptions and/or purchase rights in respect of Common Shares. Each of the holders of the Warrants is entitled to demand registration and incidental registration rights, the cost of which will be borne by the Company. The foregoing description of the Warrants is qualified in its entirety be reference to the form of Warrants filed herewith as
Exhibit 1 to this Amendment No. 7.


                     Item 7. Material to be Filed as Exhibits.

                     1.  Form of the  Warrant

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  May 16, 2000

                                               By: /s/ Ian M. Cumming
                                                   ---------------------------
                                                   Ian M. Cumming

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  May 16, 2000

                                             By: /s/ Joseph S. Steinberg
                                                 -----------------------------
                                                 Joseph S. Steinberg















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